Kyivstar Files its 2025 Annual Report on Form 20-F Dubai and New York, March 16, 2026 – Kyivstar Group Ltd. (Nasdaq: KYIV), a global digital operator (“Kyivstar,” the “Group”) today announces that it has filed its Annual Report on Form 20-F for the year ended December 31, 2025 (the "2025 20- F") with the U.S. Securities and Exchange Commission at www.sec.gov. The filing follows the completion of the audit of the Kyivstar 2025 financial statements by the Company’s independent auditor UHY LLP according to Public Company Accounting Oversight Board standards. The 2025 20-F is also available on the Financial Results section of the Company's website ir@kyivstargroup.com. Shareholders may request a hard copy of the 2025 20-F, including Kyivstar's audited financial statements for the year ended December 31, 2025, free of charge, by contacting Kyivstar's Investor Relations Department at ir@kyivstargroup.com. About Kyivstar Group Ltd. Kyivstar Group Ltd. operates Ukraine's leading digital operator, JSC Kyivstar, serving more than 22.4 million mobile customers and over 1.2 million home internet fixed line customers as of December 31, 2025. Kyivstar Group Ltd. and its subsidiaries provide services across a wide range of mobile and fixed line technologies, including 4G, big data, cloud solutions, cybersecurity, digital TV, ride-hailing, and more. Together with VEON, Kyivstar intends to invest USD 1 billion in Ukraine during 2023-2027, through social investments in infrastructure and technological development, charitable donations and strategic acquisitions. Kyivstar Group Ltd. and its subsidiaries have been operating in Ukraine for more than 27 years. For more information, visit: investors.kyivstar.ua.  Contact Information  Kyivstar Group Ltd Investor Relations ir@kyivstargroup.com